UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cogint, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

19241Q101

(CUSIP Number)

Daniel Barsky, Esq.

Cogint, Inc.

33 Whitehall Street, 15th Floor

New York, NY 10004

(646) 669-7272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS Matthew Conlin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,515,020(1)
	8.	SHARED VOTING POWER 2,020,000(2)
	9.	SOLE DISPOSITIVE POWER 5,515,020(1)
	10.	SHARED DISPOSITIVE POWER 2,020,000(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,535,020
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 1,077,040 shares of the Company’s common stock held by the Matthew Conlin 2017 Retained Annuity Trust, of which the Reporting Person serves as Trustee.
(2)	Consists of 2,000,000 shares of the Company’s common stock which may be deemed held by the Reporting Person indirectly as a result of the Reporting Person’s membership in RSMC Partners, LLC (“RSMC”) and 20,000 shares of the Company’s common stock which may be deemed held by the Reporting Person indirectly as a result of the Reporting Person’s role as co-trustee of the Conlin Family Foundation Trust.
(3)	Based on 75,941,291 shares of the Company’s common stock outstanding as of March 19, 2018.

CUSIP No. 19241Q101	Page 3 of 5

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on March 1, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on February 14, 2017 by Matthew Conlin (the “Reporting Person”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraphs to the end of the item:

On March 26, 2018 (the “Closing Date”), the Issuer completed the spin-off (the “Spin-off”) of Red Violet, Inc. (“Red Violet”). In connection with the Spin-off, 100% of Red Violet’s common stock was distributed pro rata to holders of the Issuer’s common stock and certain warrants pursuant to a Separation and Distribution Agreement, dated as of February 27, 2018 (the “Separation Agreement”). Holders of the Issuer’s common stock received one share of Red Violet’s common stock for each 7.5 shares of the Issuer’s common stock held as of the close of business on March 19, 2018.

In connection with the Spin-off and the other transactions contemplated by the Separation Agreement, the Reporting Person entered into two separate Stockholders’ Agreements with the First Separately Filing Group Members and the Second Separately Filing Group Members (as defined below) and certain non-reporting stockholders, effective as of March 26, 2018 (the “Stockholders’ Agreements”), pursuant to which, among other things, the parties agreed to vote in favor of Ryan Schulke’s nominees for the Issuer’s board of directors. As a result, the Reporting Person may be deemed to be a member of two “groups” within the meaning of Section 13(d)(3) of the Exchange Act, the first group comprised of the Reporting Person and certain of his affiliates, and (i) Michael Brauser and certain of his affiliates, and (ii) Ryan Schulke and certain of his affiliates, (collectively, the “First Separately Filing Group Members”) and the second group comprised of the Reporting Person and certain of his affiliates, and (i) Frost Gamma Investments Trust and certain of its affiliates, and (ii) Ryan Schulke and certain of his affiliates (collectively, the “Second Separately Filing Group Members”). It is the understanding of the Reporting Person that certain of the First Separately Filing Group Members and Second Separately Filing Group Members are each filing separate Schedule 13Ds under the Exchange Act when required to do so.

As of the Closing Date, that certain stockholders’ agreement, dated as of December 8, 2015, by and among IDI, Inc., the former stockholders of Fluent, Inc., Frost Gamma Investments Trust, James Reilly, Derek Dubner, Marlin Capital Investments, LLC and Michael Brauser was terminated, and is superseded by the Stockholders’ Agreements.

Item 4.	Purpose of Transaction.

Item 4 is amended by adding the following text to the end of the item:

The information in Item 3 is incorporated herein by reference.

Other than as described above, the Reporting Person does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Person is the beneficial owner of 7,535,020 shares of common stock of the Issuer, representing 9.9% of the Issuer’s common stock, which does not include shares underlying restricted stock units and deferred stock units that have vested or will vest within 60 days as the delivery of such shares is deferred. The percentage of beneficial ownership is based upon 75,941,291 shares of the Company’s common stock outstanding as of March 19, 2018.

The parties to the Stockholders’ Agreements, including the Reporting Person and the First Separately Filing Group Members, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, such group collectively may beneficially own 31.4% of the 75,941,291 shares of common stock outstanding.

The parties to the Stockholders’ Agreements, including the Reporting Person and the Second Separately Filing Group Members, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, such group collectively may beneficially own 42.9% of the 75,941,291 shares of common stock outstanding.

Shares of common stock listed as beneficially owned by the Reporting Person excludes shares of common stock held by any of the other parties to the Stockholders’ Agreements, including the First Separately Filing Group Members and Second Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership.

(b) The information contained on the cover page to this Amendment is incorporated herein by reference.

(c) Transactions in the Issuer’s securities effected by the Reporting Person during the past sixty days:

CUSIP No. 19241Q101	Page 4 of 5

On March 29, 2018, the Reporting Person purchased an aggregate of 26,900 shares of the Issuer’s common stock at an average price of $2.51 per share.

On March 28, 2018, the Reporting Person purchased an aggregate of 13,100 shares of the Issuer’s common stock at an average price of $2.6 per share.

On February 13, 2018, the Reporting Person purchased an aggregate of 20,000 shares of the Issuer’s common stock at an average price of $2.81 per share.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following paragraphs to the end of the item:

The information set forth above in Item 3 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Stockholders’ Agreement, dated March 26, 2018, by and among Frost Gamma Investments Trust, Ryan Schulke, RSMC Partners LLC, Matthew Conlin, Matthew Conlin Grantor Retained Annuity Trust, Conlin Family Foundation, Sean Cullen and Matthew Koncz.

Exhibit 99.2	Stockholders’ Agreement, dated March 26, 2018, by and among Michael Brauser, Birchtree Capital, LLC, Grander Holdings, Inc. 401K, Ryan Schulke, RSMC Partners LLC, Matthew Conlin, Matthew Conlin Grantor Retained Annuity Trust, Conlin Family Foundation, Sean Cullen and Matthew Koncz.

CUSIP No. 19241Q101	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018	By:	/s/ Matthew Conlin
Matthew Conlin